EF Hutton,

division of Benchmark Investments, LLC

590 Madison Avenue, 39th Floor

New York, NY 10022

May 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Christine Westbrook

Re:	TC BioPharm (Holdings) plc (the “Company”)
Registration Statement on Form F-1 File No. 333-265159 WITHDRAWAL OF ACCELERATION REQUEST

Ladies and Gentlemen:

Reference is made to our letter dated May 23, 2022 (the “Acceleration Request”), in which we, as representative of the underwriters of the proposed public offering of securities of the Company, joined the Company’s request pursuant to Rule 461 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced registration statement and declare it, as then amended, effective at 5:00 p.m., Eastern Daylight Time, on Wednesday, May 25, 2022, or as soon thereafter as practicable.

We hereby notify the Commission of our withdrawal of the Acceleration Request.

Sincerely yours,

By:	/s/ Sam Fleischman
Name: Sam Fleischman
Title: Supervisory Principal